Form 10-K, Exhibit 13
period 1996-07-31
ABC RAIL PRODUCTS CORP
filed 1996-10-23
CIK 913364

                                                                    EXHIBIT 13.1

                [PORTIONS OF 1996 ANNUAL REPORT TO STOCKHOLDERS
      INCORPORATED BY REFERENCE INTO FORM 10-K FOR THE FISCAL YEAR ENDED
                                JULY 31, 1996]

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (in thousands, except per share data)

                                                                            FOR THE YEAR ENDED JULY 31,
                                                 ---------------------------------------------------------------------------------
INCOME STATEMENT DATA:                              1996         1995(e)         1994(f)         1993         1992         1991
                                                 -----------  -----------     -----------     ----------   ----------   ----------
Net Sales                                           $240,664     $243,229        $187,176       $148,676     $143,412     $150,275
Cost of sales                                        209,290      207,645         160,615        129,389      127,999      135,384
                                                 -----------  -----------     -----------     ----------   ----------   ----------
    Gross profit                                      31,374       35,584          26,561         19,287       15,413       14,891
Selling, general and administrative expenses          12,434       12,618          11,548          8,521       10,803        8,987
Special charges (a)                                    3,155           --              --             --        1,000        2,940
                                                 -----------  -----------     -----------     ----------   ----------   ----------
    Operating income                                  15,785       22,966          15,013         10,766        3,610        2,964
Interest expense                                       5,239        3,387           3,147          4,156        4,672        5,669
Amortization of deferred financing costs                 172          275             380            584          555          235
                                                 -----------  -----------     -----------     ----------   ----------   ----------
    Income (loss) before income taxes,
      cumulative effect of accounting change
        and extraordinary items                       10,374       19,304          11,486          6,026       (1,617)      (2,940)
Provision (benefit) for income taxes                   3,648        7,619           4,599          2,471         (459)        (891)
                                                 -----------  -----------     -----------     ----------   ----------   ----------
    Income (loss) before cumulative effect of
      accounting change and extraordinary items        6,726       11,685           6,887          3,555       (1,158)      (2,049)
Cumulative effect of accounting change (b)                --       (1,214)             --             --        1,079           --
Extraordinary items (c)                                   --         (814)         (1,690)            --           --           --
                                                 -----------  -----------     -----------     ----------   ----------   ----------
    Net income (loss)                               $  6,726     $  9,657        $  5,197       $  3,555     $    (79)    $ (2,049)
                                                 ===========  ===========     ===========     ==========   ==========   ==========
PER SHARE DATA:
Income (loss) before cumulative effect of
  accounting change and extraordinary
    items per common share                          $   0.81     $   1.46        $   1.05       $   0.81     $  (0.29)    $  (0.90)
                                                 ===========  ===========     ===========     ==========   ==========   ==========
Net income (loss) per common share                  $   0.81     $   1.21        $   0.79       $   0.81     $  (0.02)    $  (0.90)
                                                 ===========  ===========     ===========     ==========   ==========   ==========
Weighted average common shares outstanding
  (000's)                                              8,306        8,012           6,545          4,380        4,058        2,288
                                                 ===========  ===========     ===========     ==========   ==========   ==========
OPERATING DATA:
Total order backlog (d)                             $ 33,041     $ 45,429        $ 74,747       $ 41,705     $ 31,985     $ 24,671
                                                 ===========  ===========     ===========     ==========   ==========   ==========
Depreciation and amortization                       $ 11,166     $  7,516        $  5,672       $  5,502     $  5,090     $  4,468
                                                 ===========  ===========     ===========     ==========   ==========   ==========
BALANCE SHEET DATA:
Total assets                                        $170,104     $157,264        $ 95,774       $ 68,778     $ 65,053     $ 62,285
Total debt (including cash overdrafts)                60,292       63,544          28,455         42,901       44,940       48,489
Redeemable preferred stock                                --           --              --          7,500        7,500        7,500
Stockholders' equity (deficit)                        62,674       50,454          34,918         (7,867)     (11,422)     (16,340)

-----------------------------------------------

a. Represents non-recurring charges for the closure of a manufacturing facility and the cost of certain reengineering efforts (1996), for the payments to be made from fiscal 1992 through fiscal 1994 to the former majority stockholder
    (1992) and for the closing of the Company's Canadian manufacturing facility
    (1991).

b. Represents the after-tax cumulative effect of accounting changes whereby, in fiscal 1992, certain long-lived casting molds and supplies inventory that had previously been expended were capitalized and are being charged to operations based on usage and in fiscal 1995, the Company adopted new provisions for accounting for certain postemployment benefits which were previously accounted for on a cash basis.

c. Represents the after-tax effect of extraordinary non-cash charges in connection with the write-off of unamortized deferred financing costs related to the early extinguishment of debt in connection with (i) the refinancing and the initial public offering described in note f. below in fiscal 1994 and (ii) the refinancing of certain indebtedness in fiscal 1995.

d. Includes only firm orders, as of the end of the fiscal period, for which customers have issued releases for production and delivery and excludes the non-current portion of any long-term supply arrangement.

e. In May 1995, the Company acquired the Wheel Mounting Business for approximately $26.1 million. See Note 3 of the Notes to Consolidated Financial Statements for additional information.

f. In September 1993, the Company refinanced a significant portion of its outstanding debt and redeemed all outstanding shares of its preferred stock at a discount. In December 1993, the Company used net proceeds of $35.1 million from its initial public offering to retire a substantial portion of the debt issued in the September 1993 refinancing.

COMMON STOCK MARKET

The common stock of ABC Rail Products Corporation is traded on the NASDAQ National Market System under the symbol ABCR. Set forth below are the high and low closing bid prices for the Company's common stock during the periods indicated, as reported by NASDAQ.


QUARTERS ENDING            10/31         1/31         4/30         7/31
---------------------------------------------------------------------------
Fiscal Year Ended July 31, 1996:

    High                   25.250        23.875       25.250       24.125

    Low                    19.500        18.375       19.500       19.250
---------------------------------------------------------------------------
Fiscal Year Ended July 31, 1995:

    High                   22.625        22.875       25.875       27.000

    Low                    18.375        21.000       21.375       22.000
---------------------------------------------------------------------------

As of July 31, 1996, there were 60 shareholders of record of the common stock, including banks, brokers and other nominees. The Company did not pay dividends on its common stock in fiscal years 1995 and 1996.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

[PICTURE OF DON MACDONALD, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER]

BACKGROUND

     ABC Rail Products Corporation was formed in 1987 to acquire the assets of the Rail Products Group of the Abex Corporation unit of the IC Industries conglomerate. In a July 1987 leveraged buyout, these assets were refocused into a stand-alone business aimed at serving the railroad industry. The Company made progress at first, but its ability to realize its potential was severely limited by a 1989 leveraged recapitalization and a $20.0 million equity distribution. The Company's condition was further impacted by reduced trackwork pricing and soft market demand in fiscal 1990 and 1991.

     Current management, supported by Kohlberg & Co. as financial partner, acquired operating control at the beginning of fiscal 1992 in a transaction which injected $5.0 million of equity into the Company. Since then, the Company has returned to its original vision and plan of serving the railroad industry. During fiscal 1992, the inherited problems from the 1987-91 period were dealt with by a program which included: actions to reduce selling, general and administrative expenses; restructuring of specialty trackwork operations to ensure an adequate margin over fully-allocated production costs; and the realignment of the Company's sales mix toward higher margin customers. In December 1993, the Company completed its Initial Public Offering which assisted in deleveraging the capital structure to prepare for the growth phase of its strategic plan. During fiscal 1995, Kohlberg & Co. liquidated their investment in the Company through two secondary offerings. During the fiscal year ended July 31, 1995, the Company undertook construction of a wheel machining plant, construction of a rail mill and commenced a process re-engineering effort in its trackwork operations. The wheel machining plant came on line in fiscal 1996; the rail mill and re-engineering effort should show results by the middle of fiscal 1997.

     To understand management's business plan and the particular actions taken over the past several years, it is first necessary to understand management's outlook for the railroad industry served by the Company.

THE RAILROAD INDUSTRY

     Management believes that the railroad industry has entered a long-term secular uptrend both in North America and globally. In the United States, the trend is driven by economics which have dramatically improved for freight railroads since they were deregulated by the Staggers Act in 1980. Canada has privatized the Canadian National Railways and eliminated the old grain haulage freight rate regulations. Mexico has announced the privatization of the Mexican National Railways which is anticipated to cause substantial deregulation as well. We expect profitability improvements in the Canadian and Mexican rail systems similar to those which have occurred in the United States as a result of these changes. North American rail passenger service is still economically constrained. However, we feel that promising initiatives for the exit of government from passenger rail services are afoot in the U.S., Canada and Mexico. Management believes there is a long-term future for profitable operations in three areas of passenger rail service: "trolley" type systems within cities, city to suburb commuter rail in major metropolitan areas and intercity medium high speed services for distances under 250 miles in competition with automobiles and "commuter" airline services.

     Additional drivers of North American railroad uptrends are rail's more efficient use of manpower and fuel to move freight long distances, the much lower negative environmental impact of rail versus truck transportation, and the increasing pressure to lower the tax burden including levies to repair the highway system where most damage is caused by heavy trucks. Added to these advantages is the relatively cheaper cost of railway infrastructure making it the favored alternative in large land mass developing areas like China and South America.

     Management believes that the railway industry will continue to rationalize itself through consolidation, the exit of government from ownership and the elimination of non-economic regulation. As a result of these changes and developments, management believes that the rail supply industry will develop in a parallel mode. Given these anticipated domestic and international developments, the Company has chosen to focus on the rail supply industry where it believes there is substantial opportunity for growth and capital appreciation. During the last year, the consolidation of the Class I railway system in the U.S. has accelerated. Management believes that the new shape of North American continental freight movement systems is developing. Shortline and regional railroads will gather and distribute low value, high volume freight (coal, grain, petroleum products, building products, etc.) which will be moved across long distances at high speed by Class I railroads. Trucks, pulling mostly containers, will gather and distribute low volume, high value freight which will move long distances by high speed container trains.

STRATEGY

     The Company seeks to take advantage of the changes in the railway industry and in the rail supply industry in two main ways. First, the Company continues to focus on improving product offerings, our Total Quality System ("TQS") initiatives, and profitability in existing businesses. TQS, introduced in 1991, continues to drive productivity gains. Significant capital programs such as the wheel machining plant at Calera, Alabama, the in-process rail mill, and process re-engineering efforts are improving quality and reducing cost. As a result, improved quality, growing engineering capability, new products, and reduced cost are driving increased profitability, growing market shares and higher penetration of existing customers.

     Second, the Company continues to search for suitable acquisitions in the rail supply industry. Appropriate partners will be organizations which add new, but related, products and those which tie vertically or horizontally with today's existing businesses. Such acquisitions would likely be financed with debt and then partially refinanced with equity to maintain a suitable debt to total capital ratio.

     The Company feels it is well positioned to take advantage of the strong industry trends due to its focused strategic direction, decentralized management, dedicated employees and strong vision and values. Recent activities illustrate how these factors play out. During fiscal 1995, the Company continued to expand and support its business through (1) the strategic acquisition of G.E. Railcar's wheel mounting business, (2) the implementation of strategic capital expenditure programs, (3) the restructuring and expansion of the Company's Credit Agreement and (4) the additional cash infusion from a common stock offering. During the 1996 fiscal year, the Company acquired ABC Deco Inc. which makes and markets switch yard automated retarder systems and established a wheel mounting operation in Tacoma, Washington.

LIQUIDITY AND CAPITAL RESOURCES

     Cash generated from operations, structured borrowings and equity offerings are the major sources of funds for working capital, capital expenditures and acquisitions. The Company's present products all wear out in normal use leading to replacement products representing 96% of Company sales. This results in substantial and reliable cash flows which are insulated, somewhat, from the more cyclical conditions which exist in the large capital equipment sector of the rail supply industry.

     To capitalize on growth opportunities, the Company has adopted an adaptable stance on capital structure with an acquisition approach based on debt followed by partial equitization to assure flexibility in pursuit of its acquisition strategy. Debt was 45% of total capitalization at July 31, 1996, and 53% of total capitalization at July 31, 1995.

     Acquisition spending totaled $27.1 million for the wheel mounting business in fiscal 1995 and $6.2 million, including $3.4 million in common stock, for various product lines in fiscal 1996. Capital spending was $13.9 million and $25.5 million in fiscal 1996 and 1995, respectively. Net working capital decreased $9.4 million and rose $7.6 million in fiscal 1996 and 1995, respectively.

     In fiscal 1996, the Company paid down debt with surplus cash flow remaining after its acquisitions and its investments in the Chinese joint venture. See
Note 14 of the Notes to Consolidated Financial Statements for additional information. In fiscal 1995, in addition to earnings from operations, the Company restructured its long-term debt to provide more working capital availability and added a special $25.0 million acquisition financing facility. This facility provided $17.0 million of the financing for the wheel mounting business acquisition. Proceeds of $6.5 million from the primary equity offering in June 1995 were used to repay a portion of the acquisition loan. The wheel machining plant and rail mill capital projects were or will be financed by specific long-term debt secured by these facilities. At July 31, 1996 and 1995, remaining availability under the Credit Agreement was $31.3 million and $29.9 million, respectively. Interest on all amounts borrowed under the Credit Agreement is payable monthly, in arrears, at defined rates. The Company has pledged as collateral for the Credit Agreement substantially all of its property, plant and equipment, eligible accounts receivable and inventories, intellectual property and capital stock of its subsidiaries. The Company was in compliance with all its covenants (as amended) under the Credit Agreement as of July 31, 1996. See Note 5 of the Notes to Consolidated Financial Statements for additional information.

     At the close of business on July 31, 1995, the Company redeployed $3.5 million of assets used in the composition brake shoe operation into the joint venture with Anchor Brake Shoe Co. aimed at strengthening competitive cost structures and broadening the product line. The Company believed that the joint venture deployment would increase the returns on this capital. After one year of operation, we are satisfied higher returns will be achieved on this redeployed capital.

     The Company expects to continue to finance its activities using the methods discussed above.

RESULTS OF OPERATIONS

     NET SALES. Fiscal 1996 sales experienced a small decrease of $2.6 million (1.1%), while fiscal 1995 sales increased $56.1 million (29.9%). Fiscal 1996 sales were impacted by: (i) lower specialty trackwork sales ($18.8 million) primarily due to the merger-induced slowdown of order releases from the Western Class I railroads; (ii) lost sales due to curtailed production resulting from the mid-year fire at the Company's Calera wheel manufacturing and machining plant ($12.7 million); and (iii) the absence of composition brake shoe sales due to the formation at the end of fiscal 1995 of an unconsolidated venture with Anchor Brake Shoe Company for the manufacture of composite brake shoes ($4.8 million). Offsetting these reductions was the favorable impact of a full year's sales from the wheel mounting business acquired in late fiscal 1995 ($34.4 million). The fiscal 1995 sales increase reflects market share increases, greater penetration with existing customers and products and sales due to the acquisition of the wheel mounting business late in the fiscal year.

================================================================================
Graph showing that net sales was $187.2 million in 1994, $243.2 million in 1995 $240.7 million in 1996.
================================================================================

================================================================================
Graph showing that gross profits was $26.6 million or 14.2% of sales in 1994, $35.6 million or 14.6% of sales in 1995 and $31.4 million or !3.0% of sales in 1996.
================================================================================

     GROSS PROFIT AND COST OF SALES. Gross profit decreased in fiscal 1996 by $4.2 million or 11.8%, while fiscal 1995 gross profit increased $9.0 million or 34.0%. The decrease in fiscal 1996 gross profit is due to the losses on the fire at Calera, the net reduction in sales discussed above, and the somewhat lower average margins on the full year of wheel mounting sales. In addition to the impact from the lost sales related to the fire at the Calera facility, the plant also experienced higher scrap levels and increased production costs during the restart period. The Company is insured against physical damage and business interruption. The business interruption claim is being processed and is expected to be settled by the end of the calendar year. Insurance deductibles are minimal and coverage is continued on the facility. The fiscal 1995 margin increase was the result of an increase in specialty trackwork product margins due to price increases, along with improved operating productivity improvements and new production and inventory control systems developed by TQS teams. Prospectively, the Company anticipates that its current process re-engineering efforts will enhance profit dollars and margins. Gross margins for fiscal 1996, 1995 and 1994 were 13.0%, 14.6% and 14.2%, respectively. Process improvements, new production and inventory control systems, and new capital programs are expected to continue the improvement in gross margins.

================================================================================
Graph showing that income before cumulative effect of accounting change and extraordinary items was $6.9 million in 1994, $11.7 million in 1995 and $6.7 million in 1996.
================================================================================

================================================================================
Graph showing that income per share before cumulative effect of accounting change and extraordinary items and the weighted common shares outstanding were $1.05 million and 6,545,000, respectively, in 1994, $1.46 million and 8,012,000, respectively, in 1995 and $0.81 million and 8,306,000, respectively, in 1996.
================================================================================

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $0.2 million in fiscal 1996 and increased $1.1 million in fiscal 1995. The change in expense between fiscal periods is due principally to the fiscal 1995 legal fees incurred in the Abex environmental lawsuit. See Note 12 of the Notes to Consolidated Financial Statements for additional information.

     SPECIAL CHARGE. During the third quarter of fiscal 1996, the Company recorded a $3.2 million special charge for a plant closure resulting from the success of its composition brake shoe joint venture, process re-engineering costs and the settlement of disputed excise and value-added taxes in Mexico. See Note 15 of the Notes to Consolidated Financial Statements for additional information.

     OTHER. Interest expense for fiscal 1996 and 1995 increased 54.7%, or $1.9 million and 7.6%, or $0.2 million, respectively. The increase is due primarily to additional indebtedness related to the funding for the new wheel machining center at Calera and the acquisition of the G.E. Railcar wheel mounting facilities. See Note 2 of the Notes to Consolidated Financial Statements for additional information on the Company's refinancings and public stock offerings.

     The $1.2 million cumulative effect of accounting change in fiscal 1995 represents the after-tax effect of the Company's adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The accounting standard requires the accrual of the cost of postemployment benefits over the employees' years of service rather than accounting for such costs on a cash basis. The one-time cumulative adjustment was recognized as of the beginning of fiscal 1995 and has not had a significant ongoing effect.

     The $0.8 million extraordinary charge in fiscal 1995 represents the after-tax effect of the write-off of unamortized deferred financing costs related to the early extinguishment of debt in connection with the Company's refinancing of its line of credit in March 1995.

     The $1.7 million extraordinary charge in fiscal 1994 represents the after-tax effect of the write-off of unamortized deferred financing costs related to the early extinguishment of debt in connection with the Company's refinancing of its debt in September 1993 and with the Initial Public Offering in December 1993.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

     The peak season for installation of specialty trackwork extends from March through October, when weather conditions are generally favorable for installation and, as a result, net sales of specialty trackwork have historically been more concentrated in the period from January through June, a period roughly corresponding to the second half of the Company's fiscal year. In addition, a number of the Company's facilities close for regularly scheduled maintenance in the late summer and late December, which tends to reduce operating results during the first half of the Company's fiscal year. Transit industry practice with respect to specialty trackwork generally involves the periodic shipment of large quantities, which may be unevenly distributed throughout the year. The Company did not experience any significant departure from the historical demand patterns during fiscal 1996. The following table sets forth, for the four fiscal quarters in fiscal 1994, fiscal 1995, and fiscal 1996, certain income statement data:

=============================================================================================
Graphs showing the following data:
---------------------------------------------------------------------------------------------
Quarterly Net Sales

In 1994:  Q-1 $37.2 million, Q-2 $40.1 million, Q-3 $52.2 million and Q-4 $57.7 million.
In 1995:  Q-1 $54.6 million, Q-2 $56.3 million, Q-3 $62.1 million and Q-4 $70.2 million.
In 1996:  Q-1 $58.6 million, Q-2 $58.5 million, Q-3 $60.1 million and Q-4 $63.4 million.
---------------------------------------------------------------------------------------------
Quarterly Gross Profits

In 1994:  Q-1 $4.9 million,  Q-2 $5.1 million,  Q-3 $7.6 million and  Q-4 $9.0 million.
In 1995:  Q-1 $7.3 million,  Q-2 $8.1 million,  Q-3 $10.1 million and Q-4 $10.1 million.
In 1996:  Q-1 $8.1 million,  Q-2 $8.5 million,  Q-3 $3.9 million and  Q-4 $11.0 million.
---------------------------------------------------------------------------------------------
Quarterly Income (Loss)*

In 1994:  Q-1 $0.8 million,  Q-2 $1.3 million,  Q-3 $2.4 million and  Q-4 $2.4 million.
In 1995:  Q-1 $2.0 million,  Q-2 $2.1 million,  Q-3 $3.8 million and  Q-4 $3.8 million.
In 1996:  Q-1 $2.2 million,  Q-2 $2.7 million,  Q-3 ($2.5) million and Q-4 $4.4 million.
---------------------------------------------------------------------------------------------
Quarterly Income (Loss)* Per Share

In 1994:  Q-1 $0.18 million, Q-2 $0.21 million, Q-3 $0.30 million and Q-4 $0.31 million.
In 1995:  Q-1 $0.25 million, Q-2 $0.26 million, Q-3 $0.47 million and Q-4 $0.47 million.
In 1996:  Q-1 $0.27 million, Q-2 $0.33 million, Q-3 ($0.30) million and Q-4 $0.52 million.
---------------------------------------------------------------------------------------------
*  Before cumulative effect of accounting change and extraordinary items.
=============================================================================================

The foregoing outlook contains forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors, including general economic conditions; competitive factors and pricing pressures; shifts in market demand; the performance and needs of industries served by the Company's businesses; actual future costs of operating expenses such as rail and scrap steel, self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; and the risks described from time to time in the Company's SEC Reports.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO ABC RAIL PRODUCTS CORPORATION:

     We have audited the accompanying consolidated balance sheets of ABC RAIL PRODUCTS CORPORATION (a Delaware corporation) AND SUBSIDIARIES as of July 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended July 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of ABC Rail Products Corporation and Subsidiaries as of July 31, 1996 and 1995, and the results of their operations and their cash flows for the years ended July 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

     As explained in Note 7 to the consolidated financial statements, the Company changed its method of accounting for postemployment benefits effective August 1, 1994.



                                            Arthur Andersen LLP


Chicago, Illinois
September 11, 1996

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                        For the Year Ended July 31,
                                                                  ---------------------------------------
                                                                    1996          1995            1994
                                                                  --------      ---------       ---------
NET SALES                                                         $240,664       $243,229        $187,176
COST OF SALES                                                      209,290        207,645         160,615
                                                                  --------       --------        --------
        Gross profit                                                31,374         35,584          26,561
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                        12,434         12,618          11,548
SPECIAL CHARGE (Note 15)                                             3,155            --              --
                                                                  --------       --------        --------
        Operating income                                            15,785         22,966          15,013
INTEREST EXPENSE                                                     5,239          3,387           3,147
AMORTIZATION OF DEFERRED FINANCING COSTS                               172            275             380
                                                                  --------       --------        --------
       Income before income taxes, cumulative effect
       of accounting change and extraordinary items                 10,374         19,304          11,486

PROVISION FOR INCOME TAXES (Note 6)                                  3,648          7,619           4,599
                                                                  --------       --------        --------
       Income before cumulative effect of accounting change
       and extraordinary items                                       6,726         11,685           6,887

CUMULATIVE EFFECT OF ACCOUNTING CHANGE (Note 7)                       --           (1,214)           --
EXTRAORDINARY ITEMS (Note 2)                                          --             (814)         (1,690)
                                                                  --------       --------        --------
   Net income                                                     $  6,726       $  9,657        $  5,197
                                                                  ========       ========        ========
INCOME PER COMMON SHARE (Note 1)
       Income before cumulative effect of accounting change
       and extraordinary items                                    $   0.81       $   1.46        $   1.05
       Cumulative effect of accounting change                         --            (0.15)           --
       Extraordinary items                                            --            (0.10)          (0.26)
                                                                  --------       --------        --------
       Net income                                                 $   0.81       $   1.21        $   0.79
                                                                  ========       ========        ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                           8,306          8,012           6,545
                                                                  ========       ========        ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                 ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                   As of July 31,
                                                                                                ---------------------
ASSETS                                                                                            1996        1995
------                                                                                          ---------  ----------
CURRENT ASSETS:
   Cash                                                                                          $     --   $  1,966
   Accounts receivable, less allowances of $865 and $716, respectively (Note 1)                    31,515     38,738
   Inventories                                                                                     39,318     35,560
   Prepaid expenses and other current assets                                                        1,810      1,656
   Prepaid income taxes (Note 6)                                                                    3,625      1,563
                                                                                                 --------   --------
       Total current assets                                                                        76,268     79,483

PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                                             1,605      1,321
   Buildings and improvements                                                                      12,127     10,448
   Machinery and equipment                                                                         73,664     66,090
   Construction in progress                                                                        15,459      8,037
                                                                                                 --------   --------
                                                                                                  102,855     85,896
   Less-Accumulated depreciation                                                                  (30,106)   (22,207)
                                                                                                 --------   --------

       Net property, plant and equipment                                                           72,749     63,689
                                                                                                 --------   --------

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (Note 14)                                               5,604      5,354
                                                                                                 --------   --------

OTHER ASSETS - net (Note 1)                                                                        15,483      8,738
                                                                                                 --------   --------

       Total assets                                                                              $170,104   $157,264
                                                                                                 ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES:
   Cash overdrafts (Note 1)                                                                      $  3,907   $     --
   Current maturities of long-term debt (Note 5)                                                    6,942      7,574
   Accounts payable                                                                                22,759     22,743
   Due to affiliate (Note 14)                                                                          --      2,335
   Accrued liabilities (Note 4)                                                                    14,798      9,520
                                                                                                 --------   --------
       Total current liabilities                                                                   48,406     42,172
                                                                                                 --------   --------

LONG-TERM DEBT, less current maturities (Note 5)                                                   49,443     55,970
                                                                                                 --------   --------

DEFERRED INCOME TAXES (Note 6)                                                                      5,316      4,612
                                                                                                 --------   --------

OTHER LONG-TERM LIABILITIES                                                                         4,265      4,056
                                                                                                 --------   --------

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY:
   Preferred stock, $1.00 par value; 1,000,000 shares authorized; no shares issued or                  --         --
    outstanding (Note 8)
   Common stock, $.01 par value; 25,000,000 shares authorized; 8,271,026 shares and
    7,983,387 shares issued and outstanding as of July 31, 1996 and 1995, respectively
    (Note 9)                                                                                           83         80
   Additional paid-in capital                                                                      55,251     49,671
   Retained earnings                                                                                7,340        703
                                                                                                 --------   --------

       Total stockholders' equity                                                                  62,674     50,454
                                                                                                 --------   --------

       Total liabilities and stockholders' equity                                                $170,104   $157,264
                                                                                                 ========   ========

         The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                 ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                               Additional   Retained
                                                       Common   Paid-in     Earnings
                                                       Stock    Capital    (Deficit)
                                                       ------  ----------  ---------

BALANCE, July 31, 1993                                   $43    $ 5,639    $(13,549)
   Net income                                             --         --       5,197
   Discount on redemption of preferred stock              --      1,306          --
   Issuance of common stock, net                          34     36,248          --
                                                         ---    -------    --------
BALANCE, July 31, 1994                                    77     43,193      (8,352)
   Net income                                             --         --       9,657
   Issuance of common stock, net                           3      6,478          --
   Adjustment of minimum pension liability (Note 7)       --         --        (602)
                                                         ---    -------    --------
BALANCE, July 31, 1995                                    80     49,671         703
   Net income                                             --         --       6,726
   Shares issued in business acquisition                   2      3,348          --
   Issuance of common stock                                1      1,600          --
   Adjustment of minimum pension liability (Note 7)       --         --         (89)
   Income tax benefit from exercised stock options        --        632          --
                                                         ---    -------    --------
BALANCE, July 31, 1996                                   $83    $55,251    $  7,340
                                                         ===    =======    ========

         The accompanying notes to consolidated financial statements are an integral part of these statements.

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOW

(IN THOUSANDS)                                                                          For the Year Ended July 31,
                                                                                      -------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:                                                   1996       1995       1994
                                                                                      ---------  ---------  ---------
 Net Income                                                                           $  6,726   $  9,657   $  5,197
 Adjustments to reconcile net income to net cash provided by operating activities:
    Cumulative effect of accounting change                                                  --      1,214         --
    Special charge                                                                       3,155         --         --
    Extraordinary items                                                                     --        814      1,690
    Depreciation and amortization                                                       11,166      7,516      5,672
    Deferred income taxes                                                                 (673)     2,406        809
    Changes in certain assets and liabilities, net of acquired business
       Accountants receivable - net                                                      7,372    (11,140)    (9,603)
       Inventories                                                                        (978)    (4,286)    (4,595)
       Prepaid expenses and other current assets                                          (112)      (336)      (190)
       Other assets - net                                                               (1,275)    (1,945)    (2,193)
       Accounts payable, due to affiliate and accrued liabilities                       (2,496)     7,482      7,529
       Other long-term liabilities                                                        (604)       257        (48)
                                                                                      --------   --------   --------
              Total adjustments                                                         15,555      1,982       (929)
                                                                                      --------   --------   --------
              Net cash provided by operating activities                                 22,281     11,639      4,268
                                                                                      --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                                 (13,943)   (25,497)   (11,331)
  Business acquisitions, less cash acquired                                             (2,888)   (27,132)        --
  Investment in joint ventures                                                          (1,976)        --     (1,498)
  Change in restricted cash                                                                 --        468       (468)
                                                                                      --------   --------   --------
              Net cash used in investing activities                                    (18,807)   (52,161)   (13,297)
                                                                                      --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Receipts (payments) under previous revolving lines of credit                              --    (22,914)     4,704
  Activity under the Credit Agreement:
    Issuance of non-amortizing term loan                                                    --     15,000         --
    Net receipts under revolving line of credit                                         (4,769)    26,096         --
    Draw on acquisition facility                                                            --     17,000         --
    Repayment of acquisition facility                                                   (5,664)    (7,891)        --
  Change in cash overdrafts                                                              3,907         --     (2,512)
  Issuance of other long-term debt                                                       2,632      9,221     27,000
  Repayment of other long-term debt                                                     (2,751)    (1,437)   (51,458)
  Payment of deferred financing costs                                                     (396)      (536)    (3,519)
  Issuance of common stock, net of offering costs                                        1,601      6,481     36,282
                                                                                      --------   --------   --------
              Net cash provided by (used in) financing activities                       (5,440)    41,020     10,497
                                                                                      --------   --------   --------
              Net increase (decrease) in cash                                           (1,966)       498      1,468
CASH, beginning of year                                                                  1,966      1,468         --
                                                                                      --------   --------   --------
CASH, end of year                                                                     $     --   $  1,966   $  1,468
                                                                                      ========   ========   ========

NON CASH TRANSACTIONS:
  Exchange of new subordinated notes for previously outstanding notes, interest and preferred stock --
     New subordinated notes                                                           $          $          $ 16,750
                                                                                            --         --
     Previously outstanding subordinated notes                                              --         --     (8,937)
     Accrued interest                                                                       --         --     (1,619)
     Redeemable preferred stock                                                             --         --     (7,500)
     Discount on redemption of preferred stock                                              --         --      1,306
                                                                                      ========   ========   ========
  Recognition/adjustment of minimum pension liability --
     Minimum pension liability                                                        $     55   $ (1,257)  $   (958)
     Intangible asset                                                                     (200)       278        958
     Deferred income taxes                                                                  56        377         --
     Equity                                                                                 89        602         --
                                                                                      ========   ========   ========
  Contribution to brakeshoe joint venture --
     Investment in unconsolidated joint venture                                       $     --   $  3,500   $     --

     Accounts receivable and other current assets                                           --       (371)        --
     Inventories                                                                            --       (667)        --
     Property, plant and equipment, net                                                     --     (2,462)        --
                                                                                      ========   ========   ========
  Business acquisitions
     Common stock issued                                                              $  3,350   $     --   $     --
     Cash paid                                                                           2,827     27,132         --
                                                                                      --------   --------   --------
              Total consideration                                                        6,177     27,132         --
     Assets acquired                                                                    13,234     27,132         --
                                                                                      --------   --------   --------
              Liabilities assumed                                                        7,057         --         --
                                                                                      ========   ========   ========

                 The accompanying notes to consolidated financial statements are an integral part of these statements.

                 ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ABC Rail Products Corporation (the "Company"), is a manufacturer and marketer of replacement products and original equipment for the freight railroad and rail transit industries. The Company's products include specialty trackwork, such as rail crossings and switches; mechanical products, such as railcar, locomotive and idler wheels, mounted wheel sets and metal brake shoes; and classification yard products and automation systems. The Company operates nineteen plants in thirteen states and has unconsolidated joint ventures with plants in one state and in China.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of ABC Rail Products Corporation and its wholly-owned subsidiaries. All significant transactions and balances between the Company and these subsidiaries have been eliminated in consolidation.

     Investments in unconsolidated joint ventures are accounted for under the equity method.

CASH OVERDRAFTS

     Cash overdrafts represent the aggregate amount of checks which have been issued and have not yet cleared the zero-balance disbursement accounts, net of any cash in specific depository accounts which will be automatically drawn against as such checks clear the disbursement accounts. At July 31, 1995, cash in the specific depository accounts was sufficient to fund checks which had been issued but not yet cleared.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts for the years ended July 31, 1996, 1995 and 1994 consisted of the following (in thousands):

                                               1996   1995  1994
                                               ----   ----  ----
     Balance at beginning of year              $716   $262  $ 99
     Provision charged to income                160    403   316
     Accounts recovered (written off) - net     (23)    51  (153)
     Allowance from business acquisition         12     --    --
                                               ----   ----  ----
     Balance at end of year                    $865   $716  $262
                                               ====   ====  ====

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method for substantially all inventories. Inventory costs include material, labor and manufacturing overhead. Supplies and spare parts primarily consist of manufacturing supplies and equipment replacement parts.

     Inventories at July 31, 1996 and 1995, consisted of the following (in thousands):

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


                                         1996      1995
                                       -------   -------
          Raw materials                $22,886   $22,316
          Work in process                7,779     7,769
          Finished goods                 4,497     1,522
          Supplies and spare parts       4,156     3,953
                                       -------   -------
                                       $39,318   $35,560
                                       =======   =======

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The useful lives used for recognizing depreciation expense for financial reporting purposes are as follows:

          Buildings and improvements      10 - 30 years
          Machinery and equipment          5 - 12 years

     Major renewals and betterments which extend the useful life of an asset are capitalized; routine maintenance and repairs are expensed as incurred. Total maintenance and repairs expense charged to operations was approximately $13.8 million, $15.3 million and $12.3 million for the years ended July 31, 1996, 1995 and 1994, respectively. Upon sale or retirement of assets, the asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in operations.

     Capital expenditures in fiscal year 1994 include the purchase from the Atchison, Topeka & Santa Fe Railway ("ATSF") of the assets of a specialty trackwork manufacturing facility located in Newton, Kansas.

OTHER ASSETS

     Other assets at July 31, 1996 and 1995, consisted of the following (in thousands):

                                                                 1996     1995
                                                               -------   ------
          Molds and patterns                                   $ 2,555   $2,720
          Deferred financing costs - net                           992      768
          Intangible asset - pension                             1,036    1,236
          Excess cost over net assets of acquired businesses -
           net                                                   8,311    3,333
          Other - net                                            2,589      681
                                                               -------   ------
                                                               $15,483   $8,738
                                                               =======   ======

     Molds and patterns are used in the Company's foundry operations to cast specialty trackwork, and railcar, locomotive and idler wheels. The cost of the molds and patterns is charged to operations based on usage.

     Deferred financing costs, net of accumulated amortization of $0.2 million and $0.1 million as of July 31, 1996 and 1995, respectively, represent legal and other associated costs related to the Company's issuance of debt for general corporate purposes. Deferred financing costs are amortized over the term of the related debt using the effective interest rate method.

     The provisions of Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions" require recognition in the balance sheet of an additional minimum liability and related intangible asset for pension plans with accumulated benefits in excess of plan assets. At July 31,

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


1996 and 1995, the excess of the additional liability over the reported intangible asset is reflected, net of income tax effects, as a component of stockholders' equity.

     The excess cost over net assets of acquired businesses resulted from the Company's May 1996 purchases of Deco Industries Inc. and the other half of the ABC Rail-Cogifer Industrial joint venture partnership and the May 1995 purchase of the Wheel Mounting Business described in Note 3 and is being amortized on the straight-line basis over 15 to 25 years. Related amortization expense for the fiscal years ended July 31, 1996 and July 31, 1995 was $0.2 million and $0.1 million, respectively. Accumulated amortization expense as of July 31, 1996 and July 31, 1995 was $0.3 million and $0.1 million, respectively. Should events or circumstances occur subsequent to the acquisition of a business which bring into question the realizable value or impairment of the related goodwill, the Company will evaluate the remaining useful life and balance of goodwill and make appropriate adjustments. The Company's principal considerations in determining impairment include the strategic benefit to the Company of the particular business as measured by undiscounted current and expected future operating income levels of that particular business and expected undiscounted future cash flows.

WORKERS' COMPENSATION INSURANCE

     The Company is primarily self-insured for workers' compensation claims and pays all eligible claims through an arrangement with an outside administrator for a service fee. Individual claims in excess of $0.2 million to $0.4 million, depending upon the year to which the claim relates, are covered by outside insurance. The Company funds the claims paid through the administrator based on the administrator's periodic estimate of the ultimate payout related to known claims. The Company provides for workers' compensation insurance each period based on its estimate of the total ultimate payout for all claims.

REVENUE RECOGNITION

     Revenue is recognized on the date goods are shipped to the customer. Sales returns and allowances are recognized as a charge against revenue in the period in which the related revenues are recognized.

PER SHARE DATA

     Primary net income per common share amounts are computed by dividing net income by the weighted average common and common equivalent shares outstanding during the year. Common equivalent shares represent the dilutive effect of the assumed exercise of certain outstanding stock options. Due to the Company's initial public offering of its common stock in December 1993 (the "IPO"), all common and common equivalent shares issued between August 1993 and December 1993 were assumed to be outstanding for all of fiscal 1993.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 ABC RAIL PRODUCTS CORPORATION AND SUBIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


NEW ACCOUNTING PRONOUNCEMENTS

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," was issued in March 1995, and is to be adopted by the Company in fiscal 1997. This new pronouncement establishes standards on when to review long-lived assets and certain identifiable intangible assets for impairment and how to measure that impairment. Management has not determined the impact, if any, that adoption of this standard will have on the Company's financial position or results of operations but does not expect the impact to be material.

     SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in October 1995, and is to be adopted by the Company in fiscal 1997. This new pronouncement establishes financial accounting and reporting standards for stock-based employee compensation plans and requires a fair value based method to determine the compensation cost of such plans. Management has determined that the Company will not adopt the accounting method prescribed by the new standard, but will, as allowed by the standard, provide supplemental pro forma disclosure of the effect of such adoption.

2.   REFINANCINGS AND PUBLIC STOCK OFFERINGS

     On September 30, 1993, the Company entered into a credit agreement (the "1993 Credit Agreement") with a group of lenders. The 1993 Credit Agreement included a term loan of $22.0 million and a revolving line of credit which allowed for maximum direct borrowings and outstanding letters of credit not to exceed $23.0 million (increased to $35.0 million in April 1994). The proceeds from the issuance of debt under the 1993 Credit Agreement were used to retire a portion of the Company's existing senior term notes and the existing balance under its revolving line of credit.

     As of September 30, 1993, the Company entered into an exchange agreement with Abex Corporation ("Abex"), the previous owner of the Company, under which the Company issued a $16.8 million subordinated note in a restructuring of the debt, including accrued interest thereon, and equity instruments of the Company which were held by Abex.

     The two transactions described above resulted in a fiscal 1994 first quarter extraordinary after-tax charge of $0.9 million and an increase in additional paid-in capital of $1.3 million. The increase in paid-in capital represents the discount on the preferred stock redemption. The Company incurred legal, advisory and consulting, banking and other fees and costs of approximately $3.2 million in connection with these refinancing transactions. These costs have been written off due to subsequent debt retirements.

     In December 1993, the Company completed its IPO. The net proceeds from the stock sale were approximately $35.1 million and were used to repay the $16.8 million subordinated note held by Abex and $17.5 million of the $22.0 million term loan under the 1993 Credit Agreement. In connection with the early extinguishment of this debt, the Company recognized a fiscal 1994 second quarter extraordinary after-tax charge of $0.8 million from the write-off of related deferred financing costs.

     Unaudited pro forma earnings before extraordinary items per common share for fiscal 1994, computed as if the IPO and the application of the net proceeds therefrom and the refinancings described above had occurred on August 1, 1993, are $0.98.

     The remainder of the $22.0 million term loan was retired with the proceeds from Industrial Revenue Bonds (the "IRBs") aggregating $5.0 million issued in March 1994.

     On March 31, 1995, the Company negotiated a new five-year credit agreement (the "Credit Agreement") with a group of lenders allowing for maximum direct borrowings and outstanding letters of credit of up to $80 million. The new facility included a $15 million non-amortizing term loan, a

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

$40 million revolving credit line and a one-time $25 million acquisition facility. On November 30, 1995, the Company and its lenders amended the new facility by increasing the revolving credit line to $50 million from $40 million, and by recharging the availability under the acquisition line from the $8.0 million remaining after the wheel mounting business acquisition (see Note 3 for additional comments) to $17.8 million. Maximum availability under the revolving credit line is limited to certain advance rates on eligible accounts receivable and inventories. The Credit Agreement replaced the 1993 Credit Agreement and resulted in a fiscal 1995 third quarter extraordinary after-tax charge of $0.8 million representing the write-off of unamortized deferred financing costs related to the retired debt.

     In June 1995, the Company issued shares of common stock for net proceeds of $6.5 million. Such proceeds were used to pay down indebtedness under the Credit Agreement.

3.   BUSINESS ACQUISITIONS

     Effective May 15, 1995 the Company purchased from General Electric Railcar Wheel and Parts Services Corporation ("GESC") substantially all of the assets of the railcar wheel mounting facilities of GESC (the "Wheel Mounting Business") located in Lewistown, Pennsylvania; Calera, Alabama; Chicago Heights, Illinois; Corsicana, Texas; Riverside, California and Kansas City, Kansas. The assets acquired included (i) the real property of the facilities located in Pennsylvania, Alabama, Illinois and Texas, (ii) the leases related to the facilities located in California and Kansas, (iii) plant, machinery and equipment located at the facilities, (iv) all inventories relating to the facilities and (v) all personal property and various other property rights relating to the facilities.

     In consideration for the acquisition of the assets of the Wheel Mounting Business, the Company paid GESC approximately $26.1 million in cash and assumed certain of GESC's contractual liabilities, including liabilities under real property leases related to the facilities located in California and Kansas. The Company obtained the funds to pay the purchase price and related transaction costs of approximately $1.0 million from borrowings under the Credit Agreement.

     The following data represents the Company's unaudited pro forma results of operations as if the Wheel Mounting Business acquisition had occurred on August 1 of the applicable year (in thousands, except per share data):


                                                           1995       1994
                                                        ---------  ---------
     Net sales                                          $273,881   $246,272
     Income before cumulative effect of accounting
        change and extraordinary items                    12,890      8,106
     Net income                                           10,862      6,416
     Per share data;
        Income before cumulative effect of accounting
          change and extraordinary items                $   1.61   $   1.24
     Net income                                             1.36       0.98

     The pro forma operating results include the pre-acquisition results of operations of the Wheel Mounting Business for the indicated years with adjustments to reflect amortization of goodwill, different depreciation expense, interest expense on the acquisition borrowings and the effect of income taxes thereon. The pro forma information given above does not purport to be indicative of the results that actually would have been obtained if the operations were combined during the periods presented and is not intended to be a projection of future results or trends.

     Effective May 31, 1996, the Company acquired Deco Industries Inc. of Milwaukee, Wisconsin, and selected assets of Deco Automation located in Norristown, Pennsylvania, for a combination of common stock and cash. The acquired companies manufacture railroad classification yard retarder control and automation systems. Pursuant to the purchase agreement, the prior owners will be issued additional shares of common stock if certain earnings goals are met over the next five years. For the year ended July 31, 1996, the assumed issuance of such contingent shares (along with the assumed earnings level) would be antidilutive to earnings per share.

     Effective May 31, 1996, the Company purchased its partner's interest in the ABC Rail Cogifer Industrial joint venture partnership. The then purpose of ABC Rail-Cogifer Industrial was to manufacture and sell trackwork from the Cincinnati, Ohio facility purchased by the partnership from Cogifer in January 1994. The plant's new role within the Company will be redirected towards track products remanufacturing.

     Effective June 21, 1996, the Company began operating a wheel mounting, wheel assembly and trackwork service business in Tacoma, Washington. The Company is currently leasing the operating facility from the previous operators with whom the Company also entered into certain employment, consulting and non-compete agreements.

     The acquisitions were accounted for as purchases for financial reporting purposes. Accordingly, certain recorded assets and liabilities of the acquired businesses were revalued at estimated fair values as of the acquisition date. Management has used its best judgment and available information in estimating the fair value of those assets and liabilities. Any changes to these estimates are not expected to be material. The operating results of the acquired businesses are included in the consolidated statement of operations from the date of acquisition.

4.   ACCRUED LIABILITIES

     Current accrued liabilities at July 31, 1996 and 1995, consisted of the following (in thousands):


                                                              1996        1995
                                                            -------    -------
     Insurance                                              $ 2,939    $   970

     Payroll and benefits                                     2,635      1,878
     Special charge reserves                                  1,202         --
     Interest                                                   308        326
     Other                                                    7,714      6,346
                                                            -------    -------

                                                            $14,798    $ 9,520
                                                            =======    =======

5.   LONG-TERM DEBT

     Long-term debt at July 31, 1996 and 1995, consisted of the following (in thousands):

                                                           1996       1995
                                                         -------    -------
     Credit Agreement:
             Non-amortizing term loan                    $15,000    $15,000
             Revolving line of credit                     23,406     26,096
             Acquisition facility                          3,443      9,109
     Other revolving line of credit                        1,210         --
             Term loans                                    9,151      8,745
             Industrial revenues bonds                     4,175      4,594
             Less current maturities                      (6,942)    (7,574)
                                                         -------    -------
                            Total long-term debt         $49,443    $55,970
                                                         =======    =======

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     The Credit Agreement resulting from the refinancing described in Note 2 includes a $15.0 million non-amortizing term loan, a $50.0 million (as amended) revolving credit line and a $17.8 million (as amended) acquisition facility. At July 31, 1996, remaining availability under the Credit Agreement, subject to the provisions described in Note 2, was $31.3 million.

     Interest on all amounts borrowed under the Credit Agreement is payable monthly, in arrears, at one of the following rates at the option of the Company:
(i) base rate (as defined) plus 0.5% to 1.5%, or (ii) LIBOR (as defined) plus 2.0% to 3.5%. As of July 31, 1996, the weighted average interest rate of outstanding borrowings under the Credit Agreement was 8.4%. The Company has pledged as collateral for the Credit Agreement substantially all of its property, plant and equipment, eligible accounts receivable and inventories, intellectual property and capital stock of its subsidiaries.

     The Credit Agreement contains various financial covenants which, among other provisions, include prohibiting or limiting the incurrence of additional indebtedness. The Credit Agreement also contains certain financial covenants (all as defined) (i) requiring the maintenance of a Minimum Fixed Charge Coverage Ratio; (ii) requiring the maintenance of a Minimum Interest Coverage Ratio; (iii) requiring the maintenance of minimum Adjusted Net Worth and; (iv) which limit the incurrence of Capital Expenditures. As a result of the special charge recorded during the third quarter of fiscal 1996 (see Note 15 for additional comments), the Company was in technical default of the minimum Fixed Charge Coverage Ratio. The Company immediately obtained a waiver of default from its group of lenders and an amendment allowing for the exclusion of the special charge from current and future covenant compliance calculations. The Company was in compliance with all of the covenants (as amended) under the Credit Agreement as of July 31, 1996.

     In conjunction with the purchase of its partner's interest in the ABC Rail-Cogifer Industrial joint venture partnership (see Note 3 for additional comments), the Company assumed the joint venture's existing $3.0 million revolving credit facility with a third party financial institution. Borrowings under this facility are secured by accounts receivable and inventories of ABC Rail-Cogifer Industrial and bear interest at 8.75% as of July 31, 1996. The Company is evaluating the option of consolidating this debt into its other existing debt. In the interim, the Company is out of compliance with a certain financial covenant related to this revolver. The lending institution has deferred issuance of a waiver on the covenant pending the Company's decision regarding the consolidation of this debt into its other existing debt. This debt matures in April 1997.

     On September 26, 1994, the Company entered into a five-year term loan agreement to finance up to $9.9 million in capital expenditures for the new wheel machining center for its Calera, Alabama facility. A total of $9.2 million was drawn under this term loan. The Company entered into an additional seven-year term loan agreement with the same lender on July 20, 1995, to finance up to $12.5 million of capital expenditures for the new rail mill center located in Chicago Heights, Illinois. Through July 31, 1996, $2.6 million has been drawn under this second term loan. The term loans are secured by the related fixed assets, bear interest at 7.05% as of July 31, 1996 and contain identical financial covenants which require the Company to maintain minimum levels of net worth and a minimum fixed charge coverage ratio. The Company was in compliance with all of its covenants under the term loans as of July 31, 1996.

     The $5.0 million IRBs were issued in March 1994, and are secured by the Company's facility in Newton, Kansas. The IRBs bear interest at rates varying between 4 1/4% and 6 1/2% and mature approximately 10% per year through 2004.

     Cash paid for interest was $4.9 million, $3.3 million and $3.1 million for the years ended July 31, 1996, 1995 and 1994, respectively.

                ABC RAIL PORDUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

     Maturities of debt as of July 31, 1996, are as follows (in thousands):


                             Year ending July 31,
                             --------------------
                                  1997               $  6,942
                                  1998                  2,723
                                  1999                  2,743
                                  2000                 40,380
                                  2001                    881
                               Thereafter               2,716
                                                     --------
                                                     $ 56,385
                                                     ========

6.   INCOME TAXES

     The provision for income taxes for the years ended July 31, 1996, 1995 and 1994, consisted of the following (in thousands):


                                                       1996     1995     1994
                                                     --------  -------  -------
Current tax expense -
     Federal                                          $3,604    $3,714   $2,234
     State                                               717       935      429
                                                      ------    ------   ------
                                                       4,321     4,649    2,663
Deferred tax (benefit) expense                          (673)    1,562      809
                                                      ------    ------   ------
     Total provision for income tax                    3,648     6,211    3,472
Income tax benefit related to cumulative effect
     of accounting change                                 --       844       --

Income tax benefit related to extraordinary items         --       564    1,127
                                                      ------    ------   ------
     Continuing provision for income taxes            $3,648    $7,619   $4,599
                                                      ======    ======   ======

     The principal items comprising the difference between taxes on income before income taxes, cumulative effect of accounting change and extraordinary items computed at the federal statutory rate and the actual provision for income taxes for the years presented were as follows (in thousands):


                                                        1996     1995     1994
                                                      --------  -------  -------
     Tax provision computed at the statutory rate     $3,527    $6,563   $3,905
     State taxes, net of federal benefit                 380       730      429
     Other, net                                         (259)      326      265
                                                      ------    ------   ------
     Continuing provision for income taxes            $3,648    $7,619   $4,599
                                                      ======    ======   ======

     Deferred tax assets and liabilities are recorded for all temporary differences between financial and tax reporting and are the result of differences in the timing of recognition of certain income and expense items for financial and tax reporting. The major temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

                                                  July 31, 1996                  July 31, 1995
                                              ---------------------          ---------------------
                                              Assets   Liabilities           Assets   Liabilities
                                              -------  ------------          -------  ------------

Property basis differences                     $   --      $(5,978)           $   --      $(5,685)
Insurance reserves                              1,083           --               807           --
Inventory basis differences                       564           --               313           --
Postretirement and postemployment reserves      1,218           --             1,659         (517)
Net operating loss credit carryforwards            80           --                --           --
Other - net                                     1,350           (8)              390          (16)
                                               ------      -------            ------      -------
                                               $4,295      $(5,986)           $3,169      $(6,218)
                                               ======      =======            ======      =======

     The Company did not record any valuation allowances against deferred tax assets at July 31, 1996 or 1995 because management believes that the Company will realize the tax benefits associated with those assets as future tax deductions. The net operating loss carryforwards resulted from the acquisition of Deco, expire, if unused, in 2010, and are subject to certain limitations under current income tax regulations.

     Net cash paid for income taxes was $2.8 million, $5.2 million and $2.9 million for the years ended July 31, 1996, 1995 and 1994, respectively.

7.   EMPLOYEE BENEFIT PLANS

     The Company maintains a defined benefit retirement and disability plan, which includes certain insurance coverage and death benefits, covering hourly employees. The plan provides benefits for certain employees that are based on the employees' years of service and also provides benefits for other employees that are based on the employees' years of service and compensation upon their retirement from the Company. The Company makes contributions to the plan at least equal to the minimum funding requirements under the Employee Retirement Income Security Act of 1974. The plan invests primarily in investment grade corporate bonds, government bonds, corporate stocks and cash.

     Net periodic pension cost for the years ended July 31, 1996, 1995 and 1994, included the following components (in thousands):

                                                               1996         1995         1994
                                                             --------     --------     --------
Service cost on benefits earned during the period             $   707       $  588      $   481
Interest cost on projected benefit obligation                     723          606          409
Actual return on assets                                          (737)        (651)         (36)
Amortization cost                                                 450          516         (163)
Curtailment loss                                                  511           --           --
                                                              -------       ------      -------
   Net periodic pension cost                                  $ 1,654       $1,059      $   691
                                                              =======       ======      =======

     The following table sets forth the funded status of the plan at July 31, 1996 and 1995 (in thousands):

                                                                1996                1995
                                                              -------             -------
Actuarial present value of benefit obligation -
   Vested benefits                                            $ 6,974             $ 4,899
   Non-vested benefits                                          2,963               2,791
                                                              -------             -------
Accumulated benefit obligation                                  9,937               7,690
Effect of projected future compensation levels                    163                 186
                                                              -------             -------
Projected benefit obligation                                   10,100               7,876
Plan assets at fair value                                      (7,969)             (5,539)
                                                              -------             -------

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Projected benefit obligation in excess of plan assets        2,131        2,337
Net unrecognized gain and prior service cost                (2,589)      (2,300)
Adjustment required to recognize minimum liability           2,426        2,215
                                                            ------       ------
       Accrued pension liabilities                          $1,968       $2,252
                                                            ======       ======

     The curtailment loss and $0.6 million of the increase in the accumulated benefit obligation resulted from the January 1996 decision to permanently displace certain employees of the Company's former brake shoe facility. See Note 15 for further information.

     Key assumptions used in the calculations summarized above are as follows:

                                               1996   1995   1994
                                               -----  -----  -----
Discount rate                                  7.75%   8.0%   8.0%
Average increase in compensation level          5.0    5.0    5.0
Expected long-term rate of return on assets     8.0    8.0    8.2

     The Company also maintains a defined contribution plan for the benefit of salaried employees. The Company makes matching contributions in an amount equal to 50.0% of the participant contributions. A maximum of 3.0% of a participant's yearly compensation is eligible for the matching contribution. The Company made contributions to the plan of $0.5 million, $0.3 million and $0.1 million for the years ended July 31, 1996, 1995 and 1994, respectively. In addition, beginning in fiscal year 1994, the Company began making additional contributions to the plan equal to 1% of salaried employee's compensation. This additional contribution was $0.2 million, $0.2 million and $0.1 million for the years ended July 31, 1996, 1995 and 1994, respectively.

     The Company provides postretirement medical benefits for certain hourly employees covered by collective bargaining agreements. The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in the first quarter of fiscal 1994. As of July 31, 1993, the present value of the accumulated obligation for postretirement medical benefits for employees covered by collective bargaining agreements was approximately $5.0 million. The Company is recognizing this obligation ratably over the 20 year period ending in 2014. Annual postretirement expense for fiscal 1994 was approximately $0.3 million higher, on a pretax basis, than the expense that would have been recorded under the previous cash basis policy. The Company has established a Voluntary Employee Benefit Association trust to fund this obligation. Contributions of $0.4 million and $1.1 million were made to the trust in fiscal 1996 and 1995, respectively.

     Net postretirement expense for the years ended July 31, 1996, 1995 and 1994, respectively, included the following components (in thousands):

                                                      1996    1995   1994
                                                     ------  ------  -----
Service cost on benefits earned during the period    $ 192   $ 173   $ 199
Interest cost on accumulated benefit obligation        368     351     365
Actual return on plan assets                           (52)    (19)     --
Amortization of transaction obligation                 202     214     251
Curtailment loss                                        79      --      --
                                                     -----   -----   -----
       Net periodic postretirement cost              $ 789   $ 719   $ 815
                                                     =====   =====   =====

     The following table sets forth the status of the plan as of July 31, 1996 and 1995 (in thousands):

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

                                                          1996      1995
                                                         -------  --------
Actuarial present value of benefit obligation -
   Retirees                                              $ 1,597  $ 1,758
   Fully eligible active plan participants                   362      277
   Other active participants                               3,291    2,511
                                                         -------  -------
Projected benefit obligation                               5,250    4,546
Plan assets at fair value                                 (1,023)    (708)
                                                         -------  -------
Projected benefit obligation in excess of plan assets      4,227    3,838
Net unrecognized gain                                         83      340
Unrecognized transition obligation                        (3,621)  (3,920)
                                                         -------  -------
   Accrued postretirement liabilities                    $   689  $   258
                                                         =======  =======

     The curtailment loss and $0.5 million of the increase in the accumulated benefit obligation resulted from the January 1996 decision to permanently displace certain employees of the Company's former brake shoe facility. See Note 15 for further information.

     The weighted average discount rate used in the calculations summarized above was 7.75% in 1996 and 8% in 1995.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of July 31, 1996, was 7% in 1996, and 6% thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of July 31, 1996, by approximately $0.2 million and the total of the service and interest cost components of net postretirement benefit cost for fiscal 1996 by approximately $0.1 million.

     The Company provides former hourly and salaried disabled employees continued medical benefits until age 65 or recovered from disability. The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" as of the beginning of fiscal 1995. The accounting standard requires the accrual of the cost of postemployment benefits over the employees' years of service rather than accounting for such costs on a cash basis. A one-time cumulative adjustment of $2.1 million ($1.2 million, net of income tax) was recognized as of the beginning of fiscal 1995.

     Net periodic postemployment cost for the year ended July 31, 1996, included the following components (in thousands):

     Estimated cost for newly disabled employees               $ 80
     Interest cost on projected benefit obligation              162
                                                               ----

            Net periodic postemployment cost                   $242
                                                               ====

     The following table sets forth the funded status of the plan at July 31, 1996 (in thousands):

     Actuarial present value of benefits obligation -
             Terminated employees fully eligible for benefits            $2,084
                                                                         ------
     Accumulated benefit obligation                                       2,084
     Plan assets at fair value                                              --
                                                                         ------
     Accumulative benefit obligation in excess of plan assets             2,084
     Net unrecognized loss                                                 (179)
                                                                         ------
             Accrued postemployment liabilities                          $1,905
                                                                         ======

     The discount rate used in the calculations summarized above was 7.75%.

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

8.   PREFERRED STOCK

     On September 30, 1993, as part of the refinancings discussed in Note 3, the Company redeemed all of the outstanding shares of preferred stock at a discount from their stated par value. Undeclared cumulative dividends and interest thereon were foregone by Abex as part of the Exchange Agreement.

     Effective September 20, 1993, the Company's Board of Directors approved the authorization of 1,000,000 shares of preferred stock, $1.00 par value, the rights and preferences of which will be designated by the Board of Directors in the event such shares are issued.

9.   COMMON STOCK

     On September 20, 1993, the Company's Board of Directors approved a 2,000 for 1 common stock split and stock dividend, a reduction in the par value of each share of common stock from $1.00 per share to $.01 per share, the consolidation of all common stock into a single series of common stock and the authorization of a total of 25,000,000 shares of common stock. The accompanying consolidated financial statements reflect these changes as if they had occurred at July 31, 1993. Each holder of shares of common stock is entitled to one vote for each share of common stock held of record by such holder.

10.  STOCK OPTION PLANS

     The Company has stock option plans which provide for the granting of options to certain directors, officers and employees to purchase shares of its common stock within prescribed periods at prices equal to the fair market value on the date of grant. Activity during 1996, 1995 and 1994 under the Company's stock option plans and with respect to separate options is summarized below:


                                                            1996        1995        1994
                                                         ----------  ----------  ----------
Options outstanding at beginning of year                   758,000     534,500     390,000
Granted                                                    145,000     237,000     170,000
Exercised                                                 (138,750)    (13,500)         --
Canceled                                                   (43,250)         --     (25,500)
                                                         ---------    --------    --------
Options outstanding at end of year                         721,000     758,000     534,500
                                                         =========    ========    ========
Shares exercisable at end of year                          309,500     245,500     117,500
                                                         =========    ========    ========
Shares available for future grants at end of year          253,750     355,500     222,500
                                                         =========    ========    ========
Exercise price per share of options exercised            $10.00 TO
                                                         $20.88       $  10.00   $     --
                                                         =========    ========   =========
Exercise price range of options outstanding at end of    $10.00 TO   $10.00 to   $10.00 to
 year                                                    =========   =========   =========
                                                         $21.62      $21.62      $12.00
                                                         =========   =========   =========

11.  OPERATING LEASES

     The Company leases its corporate office space, seven operating facilities, automobiles and office equipment for periods ranging from one to five years. Rent expense under operating leases, including leases with terms less than one year, was approximately $1.9 million, $1.6 million and $0.7 million for the years ended July 31, 1996, 1995 and 1994, respectively.

     At July 31, 1996, future minimum annual rental commitments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year were as follows (in thousands):

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

                        Year ending July 31,
                        --------------------
                               1997            $1,709
                               1998             1,376
                               1999               940
                               2000               798
                               2001               586
                            Thereafter             11
                                               ------
                                               $5,420
                                               ======

12.  COMMITMENTS AND CONTINGENCIES

     In connection with its formation and the purchase of certain assets and liabilities from the Railroad Products Group of Abex in 1987, the Company obtained a comprehensive environmental indemnity from Abex. The indemnity covers environmental conditions, whether or not then known, in existence at the time of the purchase, without dollar or time limit. Shortly after the purchase, the Company performed surveys to assess the environmental conditions at the time of the purchase. As a result of these studies, the Company has undertaken environmental projects, including underground storage tank removal, corrective action and other remedial action as necessary. Some of these actions are ongoing and similar actions may be undertaken in the future. The costs of all such actions had been charged to income in the period incurred. When Abex refused to compensate the Company for costs incurred, the Company filed suit against Abex on November 18, 1991. In a separate lawsuit filed in October 1994, the Company also asserts that Abex is required to indemnify the Company for the reduction in value of one of the sold properties (a Pennsylvania manufacturing facility formerly owned by the Company) caused by the environmental contamination at that site.

     In October 1995, a judgment in the 1991 lawsuit was finalized with the Company receiving a payment of $2.8 million from Abex. The Company recorded the receipt of this payment as a reserve to address other potential matters related to ongoing Abex issues. The judgment is exclusive of indemnification for any future environmental claims.

     The Company is also a party to various other legal proceedings arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company currently has purchase commitments of $4.1 million related to its planned special capital project expenditures. The majority of the funds are expected to be spent during fiscal year 1997.

     As of July 31, 1996, the Company has letters of credit outstanding totaling $0.3 million which guarantee certain debt which is recorded in the accompanying consolidated balance sheet.

13.  RELATED-PARTY TRANSACTIONS

     The Company incurred a fee of $0.7 million to Kohlberg & Co. ("Kohlberg") in connection with Kohlberg's acquisition of controlling interest of the Company in fiscal 1992. This fee was capitalized along with other financing costs incurred in the transaction and related debt issuance. This amount was paid in fiscal 1994 with the proceeds from the refinancings described in Note 2. Additionally, in connection with the refinancings described in Note 2, the Company paid $0.3 million to Kohlberg.

     The Company also entered into an unwritten arrangement for Kohlberg to provide management services for an annual fee of $0.1 million. Payments under this arrangement for the years ended July 31, 1995 and 1994 were $0.1 million each year. The Company's arrangement with Kohlberg ended in June 1995, with the sale, by Kohlberg, of its remaining shares of the Company's stock.

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

14.  UNCONSOLIDATED JOINT VENTURES

     ABC Rail-Cogifer Technologies is a 50-50 joint venture partnership of the Company and Cogifer S.A. ("Cogifer") created by a partnership agreement that expires in February 2022 unless terminated earlier by the executive committee of the partnership, by the sale of all or substantially all of the partnership's assets or by the termination of the related technology exchange agreement. The partnership's purpose is to market, design, engineer and supply European-style high-speed and light rail technology to the North American market. The marketing activities of the Company and the partnership are coordinated by the Company. Production is subcontracted to the most suitable joint venture partner.

     The technology exchange agreement provides the Company access to Cogifer's design concepts, expertise and information which can be applied by the Company to: the potentially large intercity "Amtrak-type" rail passenger market; the small but developing market for high-speed freight railroad switches; and the North American manufacturing of certain elements of European-style high-speed and light rail specialty trackwork. Cogifer has similar access to the Company's technology for use outside North America and other defined markets. Certain of these exchanges may have a 2% royalty in those situations in which the executive committee of the partnership determines that a partner has contributed significant value. To date, no such royalty has been paid to either party.

     The Company and Cogifer have also entered into a joint marketing agreement appointing Cogifer as the Company's exclusive worldwide representative for the sale of the Company's products, excluding sales in the United States, Canada, Mexico and certain other countries.

     In December 1993, the Company formed a second 50-50 joint venture partnership, ABC Rail-Cogifer Technologies (Industrial Division) ("ABC Rail-Cogifer Industrial") with Cogifer. The partnership was to expire in December 2023 unless earlier terminated by a sale of substantially all of the partnership's assets or by the executive committee. The Company coordinated, among other things, ABC Rail-Cogifer Industrial's sales and distribution activities. Sales and marketing fees of $0.1 million, $0.3 million and $0.1 million were charged by the Company to ABC Rail-Cogifer Industrial in fiscal years 1996, 1995 and 1994, respectively. The Company, on an on-going basis, purchased rail products from the Cincinnati facility. The liability for these purchases is reflected in the July 31, 1995 balance sheet as a current liability (due to affiliate). In May 1996, the Company acquired Cogifer's 50 percent interest in the partnership. Total purchases from the partnership for the years ended July 31, 1996 (through May), 1995 and 1994, were $5.3 million, $13.8 million and $5.0 million, respectively.

     On July 31, 1995, the Company entered into 50-50 joint venture with Anchor Brake Shoe Company ("Anchor"). The purpose of the joint venture is to design, manufacture, market and sell railcar composite brake shoes. The Company's initial contribution to the venture included the inventory and property, plant and equipment of its composite brakeshoe facilities in Chicago and certain related accounts receivable and other current assets aggregating $3.5 million. Anchor contributed its composite brakeshoe facility which, net of a promissory note from the joint venture, resulted in an initial contribution of $3.5 million. Certain of the assets contributed to the joint venture by the Company will be sold by the joint venture. Any difference between the aggregate sales proceeds and the aggregate contributed value of such assets will be credited to the appropriate partner if such sale occurs prior to an agreed upon date. Pursuant to a related Commission Agreement between the Company and the joint venture, the joint venture must pay the Company a 3% commission on sales of the joint venture that are generated through the Company. No such commissions were earned in fiscal 1996.

     In May 1996, the Company entered into a joint venture agreement with China's Ministry of Railroads to establish the Datong ABC Castings Company Ltd. The joint venture will manufacture wheels in China primarily for the rapidly growing Chinese railway markets. The Company's contribution of its 40 percent share in the joint venture will consist of technical know-how, expertise and cash. The

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Company's cash infusion of approximately $9.3 million will be made over the next six to nine months, and is expected to be funded from operations. Through July 31, 1996, $1.6 million has been contributed to the joint venture and additional amounts have been deferred in organizing the venture.

     During fiscal years 1996, 1995 and 1994, the Company earned equity income
(loss) from the joint ventures of $(0.1) million, $0.4 million and $0.1 million, respectively. Additionally, the Company occasionally pays certain items on behalf of the joint ventures and is subsequently reimbursed for such payments. The Company also charges computer and engineering fees to some of the joint ventures. As of July 31, 1996, amounts owed to or from these affiliates was not material.

15.  SPECIAL CHARGE

     During the third quarter of fiscal 1996, the Company recorded a special charge of $3.2 million. The special charge consisted of the following (in thousands):

                  Plant closure expenses     $1,177
                  Reengineering costs         1,651
                  Settlement fees               327
                                             ------
                                             $3,155
                                             ======

As described in Note 14, on July 31, 1995, the Company entered into a joint venture with Anchor Brake Shoe Company for the purpose of selling railcar composite brake shoes. The success of the joint venture in meeting total production needs from one plant has resulted in the closure of the Company's former brake shoe facility. The plant closure expenses represent the severance, pension and other related exit expenses for those employees associated with the permanent displacement of the plant's vested hourly employees. Pursuant to the joint venture agreement, any such displacement costs were to be borne by the Company.

     In conjunction with the Company's overall strategic goals and growth objectives, costs are being incurred to reengineer a number of key business processes.

     During fiscal 1995, the Company sold metal brake shoes to the National Railroad of Mexico. Subsequent to this transaction, the Mexican government assessed additional excise and value added taxes. A final settlement was reached on this issue during the third quarter of fiscal 1996.

16.  SIGNIFICANT CUSTOMERS

     The Company's largest customers are North American Class I railroads, although the Company also sells its products to a variety of regional and short-line railroads as well as rail transit systems and new freight car builders. Customers which accounted for over 10% of the Company's sales in fiscal years 1996, 1995 and 1994 were as follows:

                                               1996   1995   1994
                                               ----   ----   ----
     ATSF                                        12%    15%     6%
     Burlington Northern Railroad Company        15     14     14
     Union Pacific Corporation                   11     10     10
     CSX Transportation, Inc.                     4      8     14

     No other customer accounted for more than 10% of revenues in any of the three most recent fiscal years. The Company's five largest customers represented approximately 47%, 51% and 50% of the Company's sales for the fiscal years ended July 31, 1996, 1995 and 1994, respectively. A significant

                ABC RAIL PRODUCTS CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)




decrease in business from any of these customers, or the loss of any major customer, could have a material adverse effect on the Company. The Company has no indications that such decreases or losses are imminent.

17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The Company's business is somewhat seasonal as evidenced by net sales in the Company's fiscal 1996 and 1995 third and fourth quarters exceeding sales in the first two quarters of those years. Quarterly financial data for the years ended July 31, 1996 and 1995 are as follows (in thousands, except per share data):

                                                          FOR THE YEAR ENDED JULY 31, 1996
                                                 --------------------------------------------------
                                                  FIRST       SECOND        THIRD           FOURTH
                                                 QUARTER      QUARTER      QUARTER          QUARTER
                                                 -------      -------      -------          -------
Net sales                                        $58,574      $58,545      $60,139          $63,406
Gross profit                                       8,082        8,464        3,853           10,975
Operating income (loss)                            5,141        5,912       (2,970)/(a)/      7,702
Net income (loss)                                  2,208        2,690       (2,527)           4,355
Net income (loss) per common share               $  0.27      $  0.33      $ (0.30)         $  0.52
                                                 =======      =======      =======          =======

                                                          For the Year Ended July 31, 1995
                                                 --------------------------------------------------
                                                  First       Second        Third           Fourth
                                                 Quarter      Quarter      Quarter          Quarter
                                                 -------      -------      -------          -------
Net sales                                        $54,578      $56,270      $62,147          $70,234
Gross profit                                       7,316        8,054       10,072           10,142
Operating income (loss)                            3,948        4,288        7,291            7,439
Net income before cumulative effect of
  accounting change and extraordinary items        1,977        2,082        3,783            3,843
Net income                                           763/(b)/   2,082        2,969/(c)/       3,843
Net income before cumulative effect of
  accounting change and extraordinary items
  per common share                               $  0.25      $  0.26      $  0.47          $  0.47
                                                 =======      =======      =======          =======

-------------------

(a)  Includes a special charge of $3.2 million as described in Note 15.

(b) Includes a cumulative effect of accounting change loss of $1.2 million ($0.15 per share) from the adoption of SFAS No. 112.

(c) Includes an extraordinary loss of $0.8 million ($0.10 per share) from the early extinguishment of debt.


     Quarterly per share results are not necessarily additive, as per share amounts are computed independently for each quarter and are based on respective weighted average common and common equivalent shares outstanding.